Mail Stop 4561

August 15, 2008

Chevis C. Swetman
Chairman, President and CEO
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, MS 39533

       Re: Peoples Financial Corporation
              Form 10-K
              Filed March 17, 2008
                  and Documents Incorporated by Reference
              File No. 001-12103

Dear Mr. Swetman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Christian Windsor
                          Special Counsel